

October 16, 2012

<u>Via E-mail</u>
Mr. James Cowan
Chief Executive Officer
American Railcar Industries, Inc.
100 Clark Street
St. Charles, Missouri 63301

   Re: American Railcar Industries, Inc.
     Form 10-K for the year ended December 31, 2011
     Filed March 2, 2012
     Form 10-Q for the quarter ended June 30, 2012
     Filed August 3, 2012
     File No. 000-51728

Dear Mr. Cowan:

   We have reviewed your response dated October 3, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the year ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29</u>
<u>Results of Operations, page 30</u>

1. We note your response to our prior comment 1 but continue to believe that your MD&A discussion should be expanded to include further details of the changes in cost of revenues. In this regard, we believe that for a company with the size and breadth of operations such as yours, the additional discussion you proposed does not adequately provide your investors with an increased depth of understanding and knowledge necessary to properly evaluate your operating results. Therefore, please revise to expand

and enhance your MD&A to quantify and discuss the impact of each significant component of costs comprising cost of revenues that caused cost of revenues to materially vary (or not vary when expected to). For costs that cannot be clearly separated and discussed, include a separate detailed discussion of non-business group factors affecting operating earnings, where they are analyzed from period to period with detailed explanations regarding their fluctuations. In this regard we believe materiality should be assessed in relation to earnings (loss) from operations, your consolidated performance measure. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change in cost of revenues and resultant operating earnings.

2. Additionally, please note that even when total amounts of costs of revenues do not materially vary from period to period, the impacts of material variances in components of cost of revenues that offset each other should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should revise to provide discussion and analysis of costs of revenues at the segment level when a change in a segment's cost of revenues materially impacts the segment's measure of operating profit. As part of your response, please provide us with a copy of your intended revised disclosures.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Financial Statements, page 3
Notes to Condensed Consolidated Financial Statements, page 8
Note 6 – Property, Plant and Equipment, page 10
Lease Agreements, page 11

3. We note your response to our prior comment 8. Your response indicates that you will reflect the gain or loss on sale of railcars under long-term leases after operating income. Please revise your policy and disclosures to reflect these gains or losses as a component of operating income. Refer to ASC 360-10-45-4 and 5 and footnote 68 to SAB Topic 13.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief